Contact

www.linkedin.com/in/alyssa-daija-ghilardi-31263b104 (LinkedIn)

Top Skills

Organizational Culture
Business Development
Shopify

Languages

English (Native or Bilingual)
Spanish (Elementary)

Honors-Awards

City of White Plains Youth of the Year Award
Global Leader Scholarship
Lew Klein Excellence in Media Award

Alyssa Daija Ghilardi

Director of Ops & Strategy | Multifamily Investor | Experience Creator | Change Agent | Entrepreneur
New Castle, Delaware, United States

Summary

With a passion for driving innovation and excellence across diverse industries, I thrive at the intersection of operations, strategy, and entrepreneurship.

As the Director of Operations & Strategy at KIN Apparel, I serve as the CEO of day-to-day operations, orchestrating seamless logistics and fostering strategic growth initiatives. Leveraging my multifaceted skill set, I collaborate with department heads and external partners to streamline processes, optimize efficiency, and propel the company towards its ambitious goals. From leading cross-functional teams to spearheading company growth strategies, I am committed to cultivating a culture of integrity, inclusivity, and productivity.

In parallel, I've embarked on an exciting journey as the Founder of a multifamily investing company, where I harness my expertise in real estate investment to identify lucrative opportunities and drive value for investors. With a focus on strategic acquisitions and asset management, I am dedicated to maximizing returns while fostering vibrant communities.

Drawing from a decorated history in event production, I bring a wealth of experience in orchestrating unforgettable experiences and managing intricate logistics. Whether executing high-profile events or community gatherings, I excel in delivering results that exceed expectations.

As a small business operations consultant, I partner with organizations to optimize processes, enhance productivity, and unlock growth potential. Through tailored strategies and actionable insights, I empower businesses to thrive in today's dynamic landscape.

Driven by a relentless pursuit of excellence, I am passionate about leveraging my diverse skill set to make a meaningful impact and drive success for businesses, investors and communities alike.

Let's connect and explore opportunities to collaborate!

Alyssa Daija Ghilardi
alyssadaija@gmail.com

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Experience

B.T.G. Ventures
Managing Partner
January 2024 - Present (3 months)
Delaware, United States

Bridging the Gap Ventures is a people first Multifamily investment company. We are on a daring journey to help bridge the gap between those who need and what they want. May it be investors who need great return on investments. May it be families who can't afford to own a house in this climate but still want a home they can thrive in. May it be everyday people who want to own real estate and don't know how to get started. BTG Ventures is here, to help bridge the gap.

KIN Apparel
3 years

Director of Operations & Strategy
February 2023 - Present (1 year 2 months)
Philadelphia, Pennsylvania, United States

I am the CEO of day-to-day operations and logistics for KIN Apparel. Main areas of responsibility include but are not limited to:

- Develop, implement, and monitor day-to-day operational systems and processes to provide visibility into the goals, progress, and obstacles of key initiatives
- Draw on relationships with department heads, external partners, and vendors to make decisions regarding operational activity and strategic goals
- Plan, monitor, and analyze key metrics for day-to-day operations to ensure efficient and timely completion of tasks

- Devise strategies for ensuring the growth of products and implement process improvements to maximize output and minimize costs
- Adhere to the company's policies and standards, and ensure that laws and regulations are being followed
- Work closely with the CEO and HR to lead the team with integrity and to establish and maintain a trusting, inclusive, and productive environment
- Coordinate with cross-functional teams to ensure efficient e-commerce operations, including inventory management, marketing, logistics, and customer support.
- Lead the hiring and onboarding process for key hires
- Lead in developing and executing Company Growth Strategy
- Lead planning and coordination of internal company events and initiatives that embody the culture of KIN
- Manage HR & Payroll

Head Of Operations
April 2021 - February 2023 (1 year 11 months)
Philadelphia, Pennsylvania, United States

Operations
-Liaise with superior to make decisions for operational activities and set strategic goals
-Plan and monitor the day-to-day running of business to ensure smooth progress
-Supervise staff from different departments and provide constructive feedback
-Evaluate regularly the efficiency of business procedures according to organizational objectives and apply improvements
-Review financial information and adjust operational budgets to promote profitability
-Revise and/or formulate policies and promote their implementation
-Manage relationships/agreements with external partners/vendors
-Evaluate overall performance by gathering, analyzing and interpreting data and metrics
-Ensure that the company runs with legality and conformity to established regulations

HR & Payroll
-Leading and managing hiring and onboarding processes
-Managing staff schedules and company payroll
-Sourcing, setting up and managing a company health benefits policy

Customer Experience

-Oversee customer support processes and organize them to enhance customer satisfaction

-Manage communication between KIN and third party customer service agency

- Advise internal and external teams on communication campaigns for customer wide product/order updates

Accounting

-Serve as point of contact for all accounting partners: Bookkeeper, CPA, Outsourced CFO

-Lead all subsequent communication and projects from working with these teams

-Update and manage financial models and statements needed to advise internal teams

Fulfillment & Inventory Mgmnt

Manage the relationship with KIN and it's 3PL

Oversee and manage inventory and order fulfillment within the 3PL and Shopify systems

Analyze fulfillment and inventory metrics to isolate areas of improvement.

Initiate strategies to optimize fulfillment and inventory management

Manufacturing & Production

Manage and support the full life of a purchase order from product finalization to delivery

Assist in developing products, including sourcing, design and testing

LiveWell Foundation
Volunteer Peer Facilitator
January 2021 - August 2021 (8 months)
Philadelphia, Pennsylvania, United States

Trained to facilitate LiveWell support groups in my own communities and online. This dedicated group of peer volunteers with lived experience of depression, recovery, and living well are the heart and soul of LiveWell!

Global Village (Glbl Vllg)
Events & Programming Coordinator
January 2020 - January 2021 (1 year 1 month)
Philadelphia, Pennsylvania, United States

• In collaboration with the CEO and CFO, develop and implement the corporate sponsorship strategy based on existing goals and current sponsorship deck.
• Lead the assessment, valuation and packaging of corporate sponsorship assets
• Develop a pipeline of new prospects through outbound solicitations; field, assess and evaluate incoming inquiries
• Work with the CEO and CFO to strategize on all philanthropic potential with each corporation or organization prior to activity.
• Manage pre-meeting activity, including pitch, presentations, and proposals.
• Execute post-contract activities for new sponsorships
• Coordinate logistics for on-site activities with the Events Department, track results and create recap reports for all corporate partners as determined by the corporate partnership agreement.
• Take responsibility for financial reporting of sponsorship activities, running queries and generating reports on sponsorship activity in Donor Perfect database.
• Maintain a solid understanding of GLBL VLLG, its programs and initiatives, history and goals.
• Review corporate partnership and cause-marketing trends and identify opportunities to incorporate these trends where appropriate.
• Work collaboratively with the Events Department to identify, solicit and secure corporate sponsors and in-kind donations for events such as The VLLG Jam, ManiFEST, VirtFEST and others.
• Work closely with the Finance Director to develop and implement a strategy for attaining revenue and promotional goals.

YING
Head Of Operations
August 2020 - December 2020 (5 months)
Philadelphia, Pennsylvania, United States

- Coordinated and notated all internal company meetings
- Assisted in the creation of all marketing and business development assets
- Lead communication with all company advisors, partners & investors
- Managed all interns while developing and executing the intern program

Lord + Taylor
Event Marketing Coordinator
November 2019 - April 2020 (6 months)

- Execute corporate driven events, from program kick off to post event recaps, with the understanding of corporate policies, standards and protocols.
- Lead extended store team on all event planning logistics including in-store location sourcing, vendor management, event staffing, decor sourcing/set up, and related merchandise displays.
- Manage and organize event RSVPs (when applicable), the in-store event closet, and corporate resources.
- Support the General Manager and store team with the creation and execution of community events including off site fashion shows, in store group gatherings, and sales driving opportunities.
- Build and/or maintain community relationships with local non-compete businesses, hotels, restaurants, salons, gyms and non-profit organizations/ local charities.
- Research, vet, and maintain store community rolodex including caterers, DJs, florists, rental companies and related businesses.
- Compile store event timelines, upcoming event calendars, run of shows, and recaps.
- Maintain and track seasonal event budgets.
- Monitor onsite event execution including set up, vendor management, and break down.
- Manage building facilities and security procedures for receiving event materials and related elements.

Atlanta Botanical Garden
Event Lead
March 2019 - November 2019 (9 months)
Greater Atlanta Area

- Effectively interact with clients (internal & external), caterers, wedding planners, etc. ensuring excellent customer service and a top-quality experience with the Garden.
- Review and understand all event paperwork prior to shift to ensure seamless execution.
- Oversee vendor load-in and load out, including set-up; break down and cleanup of the event.
- Assist all event personnel, including the Garden's maintenance and security staff.
- Assist in all areas to remain customer/client focused.

- Responsible for the completion of event paperwork, incident reports, and the handling of any other issues pertaining to vendors, the event, the safety of individuals attending and the maintenance of the Garden facility from damage.
- Monitor event activities to ensure the client and event attendees are satisfied.
- Assist with managing on-site production and clean up for events as necessary.
- Provide excellent customer service in meeting the needs and requests of clients.

Good Sense and Company
Onsite Office Manager
October 2019 - October 2019 (1 month)
Greater Atlanta Area

Independently contracted as the Production Office Manager for YouTube's Annual Black FanFest at Morehouse College.

Responsibilities included:
- Managed team of Production Assistants and Runners
- Track and organized all show expenses and receipts
- Organized crew travel
- Managed office ensuring supplies were stocked and office was a suitable working space
- Created all BOH & FOH signage

production glue
1 year 10 months

Production Coordinator
March 2019 - October 2019 (8 months)
Atlanta, Georgia

- Contract vendors: research options, compare quotes, confirm contracts and ensure payment
- Research special projects, vendors, and supplies as assigned
- Update and manage production schedule, contact sheets, crew counts, budget tracker and other documents as necessary
- Track show related expenses
- Participate in final budget reconciliation
- Compile event binders and drawing packets for each show and distribute as necessary
- Facilitate the permitting process
- Facilitate the Insurance process for vendors and contractors

- Book travel (air, ground & hotel) for glue team, vendors and clients
- Meet regularly with internal and external collaborators on and off site
- Perform site surveys as needed
- Set up and maintain production office
- Distribute radios, credentials, petty cash and any other pertinent crew supplies
- Ensure crew meals are set up and ready according to production schedule
- Serve as main point of contact for vendors as necessary
- Ensure crew are well informed with up to date information at all times
- Manage Production Assistants and Runners on site
- Enforce safety standards and preventive maintenance programs
- Enforce policies and procedures on site
- Ensure that all work conforms to pre-established specifications in the spirit of the "production glue way"
- Intimately familiar with production glue's values, capabilities, and strengths (and be a self-starter w/regards to reaching this aptitude level via glue team members)

Event Production Assistant - Owner's HQ - Nike x All Star Weekend
February 2019 - February 2019 (1 month)
Charlotte, North Carolina Area

Production Assistant/Social Media Coordinator
September 2018 - January 2019 (5 months)
Greater New York City Area

Responsibilities included:
- Scheduling and curating content for all social media platforms
- Various aspects of the pre & post production process (vendor/talent research and outreach, creating client documents, coding expenses, building production schedules)
- Supporting production teams on-site for myriad events varying in size and type
- Updating company documents and databases
- Performing front desk and office duties

Event Production Intern
January 2018 - August 2018 (8 months)
New City, New York

- Research (project-specific, industry, community, etc)
Attend & document events for inspiration & future reference (glue projects, technology, arts & culture, NYC, sustainability, etc)

- Participate in meetings & contribute to brainstorming sessions – capturing & distributing notes (company-wide & project-specific)
- Update internal databases & archives
- Assist with assorted front desk responsibilities (greeting guests, accepting packages, taking messages, etc)
- Familiar with production glue's capabilities & strengths, ensuring all work & behavior is representative of glue's values & culture
- Assist full-time staff in various aspects of the pre & post production process (vendor outreach, building presentations / client documents, and design development) - carrying through to onsite role, supporting the production team & event in "all-hands-on-deck" scenarios

PARTY PLANNERS WEST INC
Super Bowl Experience Area Manager
January 2019 - February 2019 (2 months)
Atlanta, Georgia

Responsibilities included:

- Maintained, organized, and lead the Play60 Kid Zone at the NFL Experience for Super Bowl 53.
- Managed and supervised a staff of 50 training and supporting them to provide the best Super Bowl NFL Experience.
- Created a fun and exciting atmosphere for all fans attending the 2019 NFL Experience.
- Assisted Kid Zone Area Managers with the set-up and break down of Play60 activities
- Ensured all 1.1 million people circulating between the NFL Fan Experience and Super Bowl City had the appropriate app and information regarding NFL Events

Project105 Athletics
Director Of Communications & Coach
August 2018 - November 2018 (4 months)
Ossining, NY

- Managed and directed all internal and external communications. Including but not
limited to, fielding transference of information to all parents and players, organizing
meetings to sync internal departments, representing the company at local fairs/events.

- Managed and curated content for all social media platforms

Thriva Health
Marketing Assistant
October 2017 - December 2017 (3 months)
London, United Kingdom

Responsibilities included:

-managing and creating content for social media platforms

-creating biweekly newsletter

-assisting Thriva for Specialist department in collecting research

While with this company I initiated, constructed and implemented an entirely new social media strategy where once it did not exist.

Global Village (Glbl Vllg)
Event Coordinator
May 2017 - December 2017 (8 months)
Philadelphia, Pennsylvania

Responsibilities included:

- curating, promoting, and supporting Vllg events

- leading venue research

- assisting social media marketing

- conducting community outreach

-leading the events team

-overseeing the production and organization of an event

- standing as on site supervision of event operations

- organizing event data collection

Temple University Campus Recreation
Marketing and Training Assistant
August 2016 - August 2017 (1 year 1 month)
Philadelphia, Pennsylvania

Responsibilities included:

-Providing and supporting the pursuit of accomplishing departmental objectives for assessment, student staff training, and brand development.

-Assisting in the development and production of 4 departmental student staff trainings for over 200 student staff

-Assisting the Graduate Extern in the creation and distribution of departmental event fliers and literature

-Creating and developing print/digital media for campus wide distribution and all social media platforms
-Working as a "Street Team" leader which included leading and speaking at open houses and informational fairs/events

Service For Peace
Project Coordinator
May 2016 - January 2017 (9 months)
Santo Domingo, Dominican Republic

Responsibilities included:

-Managing social media
-Initiating crowd funding
-Facilitating communications with alumni
-Conducting volunteer outreach and recruitment
-Translating digital copy

The National Society of Leadership and Success
Event Coordinator
April 2016 - November 2016 (8 months)
Temple University, Philadelphia, PA

Responsibilities included:

-Managing the planning and booking for society events
-Supervising an events committee targeting the interests of inductees
-Planning events geared towards fundraising, society awareness, and recruitment

Action Wellness (formerly ActionAIDS)
Marketing and Event Assistant
January 2016 - May 2016 (5 months)
Greater Philadelphia Area

Responsibilities included:

-Social media strategy/posting and building the organizations visual media database
-Assisting staff with planning and executing fundraising special events (Glamsino, Dining Out for Life), including, but not limited to, creation of event materials, researching sponsors, social media and other online promotions.

"The Vibe" with TUTV
Production Assistant & Social Media Manager
October 2015 - May 2016 (8 months)
Temple University

Responsibilities included:

-Managing and creating for all social media outlets
-Actively documenting and promoting the show
-Supporting the director in executing each episode
-Coordinating with the Executive Producer to manage featuring talent and
guest interviews

'Ernestly Speaking' Talk Show
Production Assistant
February 2016 - April 2016 (3 months)
Greater Philadelphia Area

Responsibilities included:

-Overseeing operations on set
-Engaging the audience
-Promotion and audience recruitment

FCB Health
Onsite Shadow
January 2016 - January 2016 (1 month)
Manhattan, NY

I had an amazing opportunity to observe the day to day functions of an
advertising agency while also being able to take part in the creative process.
While also conducting a "social media takeover".

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Education

Goldman Sachs 10K Small Businesses Program
Certificate, Entrepreneurial and Small Business Operations · (September
2022 - December 2022)

Temple University
Bachelor's degree, Communication and Media Studies · (2015 - 2017)

Dutchess Community College

Associate's degree, Liberal Arts and Sciences/Liberal Studies · (2013 - 2015)

White Plains High School
Advanced Regents Diploma · (2009 - 2013)